CANADIAN NATURAL RESOURCES LIMITED
REPORTS VOTING RESULTS AT ANNUAL AND SPECIAL MEETING
CALGARY, ALBERTA – MAY 6, 2022 – FOR IMMEDIATE RELEASE
Canadian Natural held its Annual and Special Meeting of the Shareholders on May 5, 2022. The result of the vote by shareholders for each resolution is reported below.

1. The election of the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed.
	Votes For	Votes Withheld
Catherine M. Best	872,896,490 95.23%	43,706,921 4.77%
M. Elizabeth Cannon	909,462,662 99.22%	7,140,749 0.78%
N. Murray Edwards	873,147,734 95.26%	43,455,677 4.74%
Dawn L. Farrell	912,064,460 99.50%	4,538,951 0.50%
Christopher L. Fong	894,350,478 97.57%	22,252,933 2.43%
Ambassador Gordon D. Giffin	839,261,506 91.56%	77,341,905 8.44%
Wilfred A. Gobert	905,880,541 98.83%	10,722,870 1.17%
Steve W. Laut	890,129,921 97.11%	26,473,490 2.89%
Tim S. McKay	906,075,422 98.85%	10,527,989 1.15%
Honourable Frank J. McKenna	882,311,199 96.26%	34,292,211 3.74%
David A. Tuer	872,106,041 95.15%	44,497,370 4.85%
Annette M. Verschuren	908,042,529 99.07%	8,560,882 0.93%
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

	Votes For	Votes Withheld
2.The appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration.	869,371,944 93.37%	61,696,905 6.63%
	Votes For	Votes Against
3.The approval of the Corporation's Amended, Compiled and Restated Employee Stock Option Plan and all unallocated stock options pursuant thereto.	604,805,961 65.98%	311,797,447 34.02%
	Votes For	Votes Against
4.On an advisory basis, approval of the Corporation’s approach to executive compensation.	896,301,537 97.79%	20,301,870 2.21%

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
LANCE J. CASSON
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com